

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2011

Mr. Andre Van Hoek, CFO
Stalar 3, Inc.
11755 Wilshire Blvd., Suite 2000
Los Angeles, CA 90025

      Re: **Stalar 3, Inc.**
              Form 10-K for Fiscal Year Ended September 30, 2010
              File No. 000-52973

Dear Mr. Van Hoek:

     We have completed our review of your filings and do not have any further comments at this time.

                              Sincerely,

                              /s/ Brian K. Bhandari

                              Brian K. Bhandari
                              Branch Chief